PRIMERO REPORTS FATALITY AT ITS SAN DIMAS MINE

Toronto, Ontario, December 5, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) regrets to report a fatal accident involving one of its employees at its San Dimas Mine in Mexico yesterday.

The accident was an isolated incident that occurred at the filtration plant located in the tailings facility. The Company is working with local authorities which have commenced an investigation into the accident while normal operations at the mine continue.

The Company wishes to extend its condolences to the family and colleagues of the deceased.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. The Company has intentions to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com